SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

Zomedica Pharmaceuticals Corp.

(Name of Issuer)

Common Stock

without par value

(Title of Class of Securities)

98979F107

(CUSIP Number)

June 28, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98979F107	Schedule 13G	Page 2 of 9 Pages

1		Name of Reporting Persons Equidebt LLC(1)
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Michigan limited liability company
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 5,751,861
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,751,861
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,751,861
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 6.09%
12	Type of Reporting Person OO (limited liability company)

(1)

This Schedule 13G is filed by Equidebt LLC, Bradley J. Hayosh and Jeffrey S. Starman (together, the "Reporting Persons").  The Reporting Persons expressly disclaim status as a "group" for purposes of Schedule 13G.   Bradley J. Hayosh  and Jeffrey S. Starman are Managers of Equidebt LLC and exercise shared voting and shared dispositive power over the shares held by Equidebt LLC and may be deemed to own beneficially the shares held by Equidebt because, acting jointly in their capacity as Managers, they can cause Equidebt LLC to make decisions regarding voting and disposition of shares.  Bradley J. Hayosh owns 100,050 shares of the Issuer directly and Jeffrey S. Starman owns no shares of the Issuer directly.

CUSIP No. 98979F107	Schedule 13G	Page 3 of 9 Pages

1		Name of Reporting Persons Bradley J. Hayosh(1)
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 100,050
	6	Shared Voting Power 5,751,861
	7	Sole Dispositive Power 100,050
	8	Shared Dispositive Power 5,751,861
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,851,911
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 6.19%
12	Type of Reporting Person IN; HC

(1)

This Schedule 13G is filed by Equidebt LLC, Bradley J. Hayosh and Jeffrey S. Starman (together, the "Reporting Persons").  The Reporting Persons expressly disclaim status as a "group" for purposes of Schedule 13G.   Bradley J. Hayosh  and Jeffrey S. Starman are Managers of Equidebt LLC and exercise shared voting and shared dispositive power over the shares held by Equidebt LLC and may be deemed to own beneficially the shares held by Equidebt because, acting jointly in their capacity as Managers, they can cause Equidebt LLC to make decisions regarding voting and disposition of shares.  Bradley J. Hayosh owns 100,050 shares of the Issuer directly and Jeffrey S. Starman owns no shares of the Issuer directly.

CUSIP No. 98979F107	Schedule 13G	Page 4 of 9 Pages

1		Name of Reporting Persons Jeffrey S. Starman(1)
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,751,861
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,751,861
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,751,861
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 6.09%
12	Type of Reporting Person IN; HC

(1)

This Schedule 13G is filed by Equidebt LLC, Bradley J. Hayosh, and Jeffrey S. Starman (together, the "Reporting Persons").  The Reporting Persons expressly disclaim status as a "group" for purposes of Schedule 13G.   Bradley J. Hayosh  and Jeffrey S. Starman are Managers of Equidebt LLC and exercise shared voting and shared dispositive power over the shares held by Equidebt LLC and may be deemed to own beneficially the shares held by Equidebt because, acting jointly in their capacity as Managers, they can cause Equidebt LLC to make decisions regarding voting and disposition of shares.  Bradley J. Hayosh owns 100,050 shares of the Issuer directly and Jeffrey S. Starman owns no shares of the Issuer directly.

CUSIP No. 98979F107	Schedule 13G	Page 5 of 9 Pages

Item 1(a).	Name of Issuer:

Zomedica Pharmaceuticals Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices:

3928 Varsity Drive, Ann Arbor, Michigan 48108

Item 2(a).	Name of Person Filing:

Equidebt LLC, a Michigan limited liability company
Bradley J. Hayosh, an individual
Jeffrey S. Starman, an individual

This Schedule 13G is filed by Equidebt LLC, Bradley J. Hayosh and Jeffrey S. Starman (together, the "Reporting Persons").  The Reporting Persons expressly disclaim status as a "group" for purposes of Schedule 13G.   Bradley J. Hayosh owns 100,050 shares of the Issuer directly. Jeffrey S. Starman own no shares of the Issuer directly.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Address for each Reporting Person: 320 Huronview Blvd., Ann Arbor, Michigan 48103

Item 2(c).	Citizenship:

Equidebt LLC, a Michigan limited liability company Bradley J. Hayosh, United States of America Jeffrey S. Starman, United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, without par value

Item 2(e).	CUSIP Number:

98979F107

CUSIP No. 98979F107	Schedule 13G	Page 6 of 9 Pages

Item 3.		If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

	☒	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.		Ownership.

A.		Equidebt LLC.

	(a)	Amount Beneficially Owned: Equidebt LLC owns 5,751,861 shares of Common Stock for which Equidebt LLC is the shareholder.

	(b)	Percent of Class: The number of shares owned by Equidebt LLC constitutes 6.09% of the Common Stock outstanding. This percentage is calculated based on 94,511,209 shares of Common Stock outstanding as of August 9, 2018, as reported by the Issuer in a Form 10-Q filed with the Securities and Exchange Commission on August 9, 2018.

CUSIP No. 98979F107	Schedule 13G	Page 7 of 9 Pages

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 5,751,861 shares of common stock.

	(ii)	Shared power to vote or to direct the vote: 0.

	(iii)	Sole power to dispose or to direct the disposition of: 5,751,861 shares of common stock.

	(iv)	Shared power to dispose or to direct the disposition of: 0.

B.	Bradley J. Hayosh.

(a)

Amount Beneficially Owned: 5,851,911 total shares of common stock. Bradley J. Hayosh is a manager of Equidebt LLC and may be deemed to have shared voting and shared dispositive power with respect to 5,751,861 shares of Common Stock. Bradley J. Hayosh owns 100,050 shares of Common Stock directly.

(b)

Percent of Class: 6.19% of the Common Stock outstanding. This percentage is calculated based on 94,511,209 shares of Common Stock outstanding as of August 9, 2018, as reported by the Issuer in a Form 10-Q filed with the Securities and Exchange Commission on August 9, 2018.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 100,050 shares of common stock.

	(ii)	Shared power to vote or to direct the vote: 5,751,861 shares of common stock.

	(iii)	Sole power to dispose or to direct the disposition of: 100,050 shares of common stock.

	(iv)	Shared power to dispose or to direct the disposition of: 5,751,861 shares of common stock.

C.	Jeffrey S. Starman.

(a)

Amount Beneficially Owned: Jeffrey S. Starman is a manager of Equidebt LLC and may be deemed to have shared voting and shared dispositive power with respect to 5,751,861 shares of Common Stock. Jeffrey S. Starman does not own any shares of Common Stock directly.

(b)

Percent of Class: 6.09% of the Common Stock outstanding. This percentage is calculated based on 94,511,209 shares of Common Stock outstanding as of August 9, 2018, as reported by the Issuer in a Form 10-Q filed with the Securities and Exchange Commission on August 9, 2018.

CUSIP No. 98979F107	Schedule 13G	Page 8 of 9 Pages

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0.

(ii) Shared power to vote or to direct the vote: 5,751,861 shares of common stock.

(iii) Sole power to dispose or to direct the disposition of: 0.

(iv) Shared power to dispose or to direct the disposition of: 5,751,861 shares of common stock.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 98979F107	Schedule 13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EQUIDEBT LLC

Dated: September 18, 2018	By	/s/ Bradley J. Hayosh
Bradley J. Hayosh
Manager

Dated: September 18, 2018	By	/s/ Jeffrey S. Starman
Jeffrey S. Starman
Manager

Dated: September 18, 2018	/s/ Bradley J. Hayosh
Bradley J. Hayosh, individually

Dated: September 18, 2018	/s/ Jeffrey S. Starman
Jeffrey S. Starman, individually

EXHIBIT LIST

Exhibit A	Joint Filing Agreement

Exhibit B	Authorization